Exhibit 12.1
Avnet, Inc.
Computation of Ratios of Earnings to Fixed Charges

	June 28, 2014	June 29, 2013	June 30, 2012	July 2, 2011	July 3, 2010

	(in thousands)
Earnings:
Income from continuing
operations before tax	701,127	549,265	790,782	870,966	585,083
Add fixed charges	138,430	139,015	121,734	121,353	100,162
Total Earnings	839,557	688,280	912,516	992,319	685,245

Fixed charges:
Interest on indebtedness including amortization of debt expense	104,823	107,653	90,859	92,452	78,666
Interest component of rent expense	33,607	31,362	30,875	28,901	21,496
Total fixed charges	138,430	139,015	121,734	121,353	100,162

	6.1	5.0	7.5	8.2	6.8